Mail Stop 4561
via fax (408) 346-3156

December 19, 2008

Mr. David DeWalt
Chief Executive Officer and President
McAfee Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re:** **McAfee, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008 and April 29, respectively**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed your response letter dated December 5, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2008.

Form 10-Q for the Quarter Ended September 30, 2008

Note 2. Summary of Significant Accounting Policies and Basis of Presentation

Marketable Securities, page 6

1.   We note that during the three months ended September 30, 2008 and June 30, 2008, the Company recorded other-than-temporary impairment charges on your mortgage-backed and corporate bonds portfolios totaling $12.4 million and $2.5 million, respectively. We further note from the disclosures in the Company's December 31, 2007 Form 10-K the "temporary" impairments in your marketable securities portfolio related primarily to changes in interest rates and the Company believed the financial position of the issuer

and your intent and ability to hold the securities to recovery were indicators that the securities were only temporarily impaired. While we note the factors the Company considers in determining whether a security is other-than-temporarily impaired, it is not clear from your current disclosure, the specific factors and changes in circumstances that lead the Company to record these impairment charges. Tell us how you considered enhancing your disclosures to better explain the specific factors that lead to such charges. In this regard, please consider separating your discussion of such factors between (a) credit related issues or other adverse issuer conditions and (b) other accounting consequences (i.e. intent and ability to hold such securities). In addition, tell us how you considered these same factors in concluding that the remaining portion of your mortgage-backed, asset-backed and corporate bond portfolios were only temporarily impaired.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503.

Sincerely,

Kathleen Collins
Accounting Branch Chief